082-00034

Santos

RECEIVED
2008 JUL 16 A 3:29

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

SUPPL

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 15 July 2008

Subject: **Patersons Coal Seam Gas Conference Presentation**

Please find attached the presentation given to the Patersons Coal Seam Gas Conference held in Sydney today by Mr Stephen Kelemen, Santos Manager Coal Seam Gas.

08003801

James Baulderstone
Company Secretary

7/16



Santos

Gunnedah & Qld CSG

S G Kelemen

15 July 2008

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Santos

CSG Assets

3

Burgeoning Australian CSG Industry

Australian CSG production growth is following a similar pathway to the more established CSG resources in the USA

- Key metrics of the USA CSG industry include:
  - 20 producing basins
  - 40,000 producing wells
  - Average 0.1 mmscf/d/well
  - 9% of USA production
  - San Juan producing for 20 years (14 Tcf recovered to date)
- Australian CSG is on the same journey although with better quality assets
  - 3 producing basins
  - Average 0.7 mmscf/d/well
  - 25% of the Eastern Australian gas market
  - The limiting factor on Australian production to date has been the size of the domestic market


Historic CSG Production
(USA vs Australia)
Annual Production (PJ)
1800
1600
1400
1200
1000
800
600
400
200
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27
Years from Production Start
USA
Australia

Santos

4

Santos CSG Assets are World Class

Fairview, Roma and Scotia rank them amongst the world's best CSG assets

Field	Gas Content	Permeability	Saturation	Flow Rate	Spacing	GIP/Well	Coal Thickness
Fairview	●●●	●●●	●●●	●●●	●●●	●●●	●●
Roma	●●	●●●	●●	●●	●●	●●	●●
Scotia	●●●	●●	●●●	●●●	●●	●●●	●●●
Gunnedah	●●●	?	?	?	?	?	●●●
San Juan	●●●	●●	●●	●●●	●●●	●●●	●●●
Powder River	●	●●●	●●	●	●	●	●●●
Black Warrior	●●●	●	●●	●	●	●	●●

▒ Santos assets ● acceptable ●● good ●●● best in class

- Continued development at Fairview and Roma may indicate there is more to come

Source: JPT February 2008, Santos

Santos

CSG Reserve Development – Key Milestones







	PROPECTIVE RESOURCE	CONTINGENT RESOURCE	3P	2P	1P
	• Geological review	• Core holes • Geological review • Seismic	• Core holes	• Core holes • Pilot wells	• Pilot wells • Development wells • Field development
Qld	21,000 PJ	7,523* PJ	2,911* PJ	1,035* PJ	427* PJ
GD	40,000 PJ				

GD: Gunnedah

* Adjusted for 40% Sell Down

Santos

Santos' Leading CSG Acreage Position

Denison
- 6500 km² (gross)
- Exploration stage
- Same coals as Fairview

Greater Roma
- 7700 km² (gross)
- High quality resource
- Active pilot program

Gunnedah
- 21000 km² (gross)
- 20 core holes in 18 months
- Leverage to NSW markets or potential longer term LNG



Gladstone
Queensland
Brisbane
New South Wales
Newcastle
Santos has captured 50-70 Tcf of potential resource
Legend
Santos acreage
Oil pipeline
Gas pipeline
100 km

Greater Scotia
- 2500 km² (gross)
- 27 TJ/d production
- Production since 2002

Greater Fairview
- 7300 km² (gross)
- 72 TJ/d production
- Wells up to 10 TJ/d

Santos

Production Delivery

CSG production capacity is not constrained by well capacity

Total Santos Operated CSG Sales Capacity Growth (gross)



180
160
140
120
100
80
60
40
20
0
TJ/d
Fairview Acquisition
Compression Station 2 added at Fairview
Fairview-Wallumbilla Pipeline Tie-in
Compressor Station 3 at Fairview (under construction) will expand total capacity to 145 TJ/d
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09

- Santos is on target to deliver 145 TJ/d CSG sales by Jan 2009

Santos

Recently Drilled Fairview Wells

Gas flows from recently drilled wells delivering world class rates



Fairview Wells Max Rate > 1mmscf/d
Wells drilled in last 6 months
Production rate > 1mmscf/d
MMscf/d
0
2
4
6
8
10
12
14
16

Santos

Outstanding Drilling Performance

Since Q3 2007 drilling time has halved



Drilling Time: days/well
Wells Drilled
Q3 2007
Q4 2007
Q1 2008
Q2 2008
0
1
2
3
4
5
6
7
8
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27

Santos

Santos

Gunnedah

Gunnedah Basin

40TCF prospective resource...

- Secured access to majority acreage positions (up to 21,000 km² gross)
- Farmin agreements with
  - Australian Coalbed Methane
  - Gunnedah Gas
  - Macquarie Energy
- Quality and material land position to allow building of major new business
- All Santos operated
- Coreholes and seismic over next 18 months
- Contingent gas resource, first booking expected in 2009


New South Wales
PEL 450
PEL 12
PEL 1
PELA 93
PEL 452
PEL 456
Gunnedah
Coonabarabran
Quirindi
Dunedoo
Scone
Legend
Santos acreage
Gas pipeline

Santos

Gunnedah Geology

- Basin consists of troughs separated by shelf/ridge areas
- Focused on Bando, Tooraweenah & Murrurundi Troughs and adjacent shelfs
- Available well data
  - Thick coal (10-60+ m)
  - Good gas content (5-15+ m^3/t)
- Reports of gas from deep bores
- Coal packages targeted
  - Blackjack – in troughs and shelfs
  - Maules Creek – troughs
  - Greta seams – south
- Corehole and seismic programme to identify sweet spots


Trough
PEL 450
PEL 12
PELA 93
PEL 1
PEL 452
PEL 456
Shelf

Santos

Exploration Programme

- Coreholes
  - 20-30 coreholes
  - New purpose built rig commencing July with 1500+ m capacity
  - Primary CSG targets are
    - Blackjack and Maules Creek coal seams
    - Potentially Greta coals in south
  - Test programme
    - Core analysis
    - Wireline logging
    - Drill Stem Testing



Santos

Exploration Programme

- 2D Seismic
  - 500km of 2D acquisition
  - Largest onshore seismic programme in NSW
  - Commence in Q3 08



Santos

Santos

CSG to LNG (GLNG™)

GLNG™: Responds to Observable Trends

GLNG™

- World class unconventional reserves to fulfil ...
- Growing Asia Pacific demand for LNG
- From a secure supply source in Australia
- To capture rising price of scarce energy








Proposed LNG Facility
Gladstone
5 km
Brisbane

Santos

The Transaction Announced

Partner	PETRONAS a global top 3 LNG producer with more than US$50 billion in annual revenue
Amount	US$2.508 billion consisting of US$2.008 billion plus US$500 million upon FID of GLNG™ Train 2 using JV gas
Participation	40% interest in Integrated Project
Alignment	Santos and PETRONAS fully aligned across the value chain: upstream resource, development, operation and LNG marketing
Operator	Santos to continue as upstream operator Joint operating company will develop and operate the pipeline and LNG plant and undertake marketing
Assets	Structure ensures assets and revenues held directly by Santos and PETRONAS
Completion	Expected to close within 3 months

Santos

GLNG™ JV - Upstream Assets

GLNG JV Acreage

Fairview (PLs 90, 91, 92, 99, 100 & 232)

- Santos operated with a 79.5% working interest decreasing to 68.5% after project payout
- Acquired by Santos in 2005 with an established production history of over 14 years

Greater Fairview (Arcadia) (PLs 233, 234, 235 & 236; ATPs 526P and 653P)

- PLs 233, 234, 235, 236; ATP 526P: 79.5% working interest decreasing to 68.5% after project payout

Roma (PLs 3, 4, 5, 6, 7, 8, 9, 13 & 93; PLAs 250 & 251; ATP 336P (Roma South) & ATP 631P (North))

- Up to 100% Santos owned and operated
- Direct access to gas market via Wallumbilla hub


Gladstone
Proposed Pipeline
Greater Fairview
Roma

Santos

Transaction Underpins Santos' CSG Value

Santos' Coal Seam Gas Reserves and Resources

PJ (as of end 2007)	2P	3P	Contingent resource[1]
YE 2007 total CSG reserves	1,573	4,511	10,492
Sold to PETRONAS	538	1,600	2,969
Remaining CSG reserves	**1,035**	**2,911**	**7,523**

[1] Contingent resource is defined as the high side (3C) contingent resource estimate

- Transaction value US$2.508 billion
- Santos retains approximately 70% of its CSG reserves and resources
- Santos retains approximately 89% of its total 2P oil and gas reserves

Santos

Creating Significant Value for Santos

- ✓ Validates GLNG Project Leading CSG to LNG project
- ✓ Re-rates existing CSG resource
- ✓ Enhances GLNG™ project delivery via PETRONAS strength of technical expertise and market position
- ✓ Simple deal structure – 60/40 alignment across the integrated project
- ✓ Enhances LNG marketing strategy – PETRONAS has delivered 5,500 on-time cargoes
- ✓ New valuation benchmark for gas in Eastern Australia

Santos

GLNG™ Project Progress Summary

✓	Freehold land acquired for liquefaction facilities
✓	Significant project status awarded
✓	Environmental applications lodged
✓	Pre-FEED by Foster Wheeler and Bechtel
✓	PETRONAS selected as partner
2008	FEED
2009/10	FID
2014	First Gas

Santos

Santos: Leading the way in CSG to LNG

- PETRONAS selected as partner, acquires 40% interest in GLNG™ for up to US$2.508 billion
- Sets new valuation benchmark for gas in Eastern Australia
- PETRONAS is the leading Asian LNG company
- Gladstone LNG is the leading LNG project in Queensland
- Choice of leading Asian company for flagship project is tangible demonstration of Santos' vision
- Santos is positively positioning itself to work with Asian NOC's

Santos

Contact Information

Registered and head office
Share Register
Adelaide
Ground Floor, Santos Centre
60 Flinders Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone: +61 8 8116 5000
Facsimile: +61 8 8116 5050

Useful email contacts
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Andrew Nairn
Group Executive Investor Relations
Level 10, Santos Centre
Direct: + 61 8 8116 5314
Facsimile: +61 8 8116 5131
Email: andrew.nairn@santos.com

Brooke Pedersen
Investor Relations Analyst
Level 10, Santos Centre
Direct: + 61 8 8116 7227
Facsimile: +61 8 8116 5131
Email: brooke.pedersen@santos.com

Website:
www.santos.com

Santos

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

SUPPL

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	4/07/2008 7:36:16 PM	**No of pages:**	**21 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Attached are copies of Appendix 3B and Appendix 3Y releases to the ASX today.

RECEIVED
2008 JUL 16 A 3:23
OFFICE OF ... CORPORATE F...

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	Nil
Class	336 Fully paid ordinary shares (NED Share Plan)
Number acquired	
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	1,900 fully paid ordinary shares (NED Share Plan)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,590**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Issue of ordinary shares for the purposes of the Santos Limited Non-Executive Directors Share Plan.** **Shares are restricted until the earlier of:-** **(a) the date on which the participating non-executive director ceases to be a director of the Company; or** **(b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or** **(c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating non-executive director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

5	Issue price or consideration	**$20.7745 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of 6,590 shares to Directors participating in the Non-Executive Director Share Plan pursuant to the terms of the Plan and in accordance with prior elections made by participating Directors.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**3 July 2008**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,224,021	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,316,768	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,016,162	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do security holders sell their entitlements *in full* through a broker?	
31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do security holders dispose of their entitlements (except by sale through a broker)?	
33 Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 3 July 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	904 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	211
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	1,115 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	7,073 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	1,654
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	8,727 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	3,683 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	703
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	4,386 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

No. of securities held after change	8,727 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	8,385 fully paid ordinary shares (NED Share Plan) 5,000 fully paid ordinary shares 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	1,961
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	5,000 fully paid ordinary shares 10,346 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	1,842 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	497
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	2,339 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/8/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	7,073 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	1,654
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	8,727 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	4/07/2008 7:45:42 PM	**No of pages:**	**21 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165137

Appendix 3B and Appendix 3Y notifications as released to ASX today.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,590**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Issue of ordinary shares for the purposes of the Santos Limited Non-Executive Directors Share Plan.** **Shares are restricted until the earlier of:-** **(a) the date on which the participating non-executive director ceases to be a director of the Company; or** **(b) 10 years from the allocation date (or such other period as the Board may prospectively determine may apply); or** **(c) approval at the Board's discretion if, after the second anniversary of the allocation date, an application is made by a participating non-executive director to the Board for the cessation of restrictions due to exceptional grounds.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**

New issue announcement,
application for quotation of additional securities and agreement

5	Issue price or consideration	**$20.7745 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of 6,590 shares to Directors participating in the Non-Executive Director Share Plan pursuant to the terms of the Plan and in accordance with prior elections made by participating Directors.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**3 July 2008**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,224,021	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,316,768	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,016,162	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 3 July 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	7,073 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	1,654
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	Nil
Class	336 Fully paid ordinary shares (NED Share Plan)
Number acquired	
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	1,900 fully paid ordinary shares (NED Share Plan)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	904 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	211
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	1,115 fully paid ordinary shares (NED Share Plan) 10 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	7,073 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	1,654
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	8,727 fully paid ordinary shares (NED Share Plan) 75 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	3,683 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	703
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	4,386 fully paid ordinary shares (NED Share Plan) 43 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JUDITH SLOAN
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	8,385 fully paid ordinary shares (NED Share Plan) 5,000 fully paid ordinary shares 195 Franked Unsecured Equity Listed Securities (FUELS)
Class	Fully paid ordinary shares.
Number acquired	1,961
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share

No. of securities held after change	5,000 fully paid ordinary shares 10,346 fully paid ordinary shares (NED Share Plan) 195 Franked Unsecured Equity Listed Securities (FUELS)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	4 April 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2008
No. of securities held prior to change	1,842 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	497
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.7745 per share
No. of securities held after change	2,339 fully paid ordinary shares (NED Share Plan) 3,018 fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of new shares resulting from participation in the Non-Executive Directors (*NED*) Share Plan, in accordance with the terms of the Plan and prior elections made by participating directors.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END